# ANNUAL REPORT
# 2006



TELVUE

## A YEAR IN REVIEW

## BOARD OF DIRECTORS

**H.F. (Gerry) Lenfest**
Chairman of the Board
Member of The Lenfest Group, LLC

**Joseph M. Murphy**
President and
Chief Executive Officer
TelVue Corporation

**Frank J. Carcione**
Advisor
TelVue Corporation

**Joy Tartar**
Chief Financial Officer
The Lenfest Group, LLC

**Robert Lawrence**
Chief Operating Officer
StarNet, LP


TelVue Corporation
16000 Horizon Way, Suite 500
Mt. Laurel, NJ 08054
(856) 273-8888
FAX: (856) 866-7411
www.telvue.com


## OFFICERS

**Joseph M. Murphy**
President and Chief Executive Officer

**John Fell**
Secretary and Treasurer **(1)**

### MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

TelVue Corporation's ("TelVue") Common Stock is traded in the Over-the-Counter Market. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. The range of high and low bid prices for TelVue's Common Stock for the two most recent fiscal years, as reported by The Nasdaq Stock Market, Inc., is as follows:

| Quarter 2006 | High | Low |
|---|---|---|
| First | $.04 | $.02 |
| Second | $.035 | $.02 |
| Third | $.09 | $.03 |
| Fourth | $.08 | $.031 |

| Quarter 2005 | High | Low |
|---|---|---|
| First | $.042 | $.02 |
| Second | $.032 | $.018 |
| Third | $.062 | $.015 |
| Fourth | $.03 | $.018 |

As of March 15, 2007, there were 312 holders of record of the Common Stock of TelVue.

TelVue has paid no cash dividends since its incorporation. TelVue intends to retain any future earnings for use in its business and has no present intention to pay cash dividends on its Common Stock in the foreseeable future. Holders of the Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors out of funds legally available therefore.

**(1)** Effective April 2007, John Fell was appointed Secretary and Treasurer of TelVue Corporation. Irene DeZwaan served as TelVue Corporation's Secretary and Treasurer during fiscal year 2006 through March 31, 2007.

## BRIEF DESCRIPTION OF BUSINESS

TelVue Corporation, a Delaware corporation ("TelVue"), was incorporated on November 26, 1986. Until December 30, 1988, TelVue was a wholly owned subsidiary of Science Dynamics Corporation ("Science"). On that date, TelVue's shares of common stock were distributed to Science's shareholders of record as of December 30, 1988, on the basis of three shares of TelVue's common stock for each share of Science's common stock then outstanding.

TelVue operates two business segments. One segment is a marketing and service company which sells automatic number identification ("ANI") telecommunications services to the cable television industry for the automated ordering of pay-per-view features and events (the "ANI service"). The other segment is a system for displaying a fully automated TV station-like display on a cable system access channel using computer based digital technology (the "TVTN Network"). TelVue previously had a business segment that operated under the name, Source Communications Group ("Source"), and functioned as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. In the second quarter of 2004, TelVue made a decision to discontinue the Source segment operations.

The ANI service permits cable television companies to process special ordering services without the attendant high-manpower requirements or extensive physical plant and facilities that are otherwise required. ANI systems provide an electronic means of recording a subscriber's telephone number together with information as to what program or service was ordered and by whom, permitting cable television companies to then unscramble appropriate signals for viewing by the ordering subscriber, all without any interactive cable system and without any form of operator intervention. At the time of dialing the order, the recognition of the subscriber's telephone number is automatically recorded by TelVue's ANI unit, presenting the subscriber with both a confirmation and acknowledgment of receipt of his order. In turn, the automatically recorded information regarding placement of an order is utilized by cable television companies for purposes of billing for such specialized services.

The ANI service segment is principally a service-oriented business, and does not engage in the manufacture of equipment required to provide its services. The equipment used is owned and installed by TelVue. The equipment is located at TelVue's home office in Mt. Laurel, New Jersey. The equipment provides enhanced service features, such as, "Custom Greeting" which identifies the cable operator by name, "Title Speak," which speaks the movie or event title, start-time and channel appearance on accepted orders, and "Call Redirect," which automatically redirects unaccepted order calls to the cable operator's customer service representative for assistance. TelVue believes that these enhanced service features are necessary for it to remain competitive within the pay-per-view ANI industry. The equipment also speaks promotional messages for products and services at the time a cable subscriber is placing an order for a pay-per-view movie or event (the "PPV+ service"). During 2006, no additional equipment purchases or software modifications were required to provide the ANI service. TelVue serves cable television systems across the United States via trunk lines and data circuits that it currently leases from Verizon. TelVue believes it receives a favorable trunk usage rate from Verizon.

As of December 31, 2006, TelVue had contracts to provide service to 262 cable television systems, serving approximately 4.8 million subscribers compared to approximately 5.1 cable subscribers served as of December 31, 2005. TelVue believes there is a loss of focus by cable operators on the pay-per-view product line, primarily because of the amount of time cable operators are spending on promoting new product lines such as digital service and high-speed Internet access. In addition, cable operators are moving their subscriber base onto two-way digital ordering. As a result of this shift in the cable operators' business, TelVue is experiencing a decline in the number of subscribers it serves and expects a continued erosion of its subscriber base (see Management's Discussion and Analysis or Plan of Operation, of this Report).

TelVue's contracts with cable television system operators cover the provision of ANI order entry services at a specified rate per subscriber order. Cable television systems are charged, in addition to their per order fee, installation and setup fees, monthly data circuit fees, enhanced feature fees and PPV+ service promotion fees. Monthly charges are due and payable to TelVue within twenty days after the end of each month. Generally, the contracts carry an initial term of three years with automatic renewal unless a party gives notice of non-renewal prior to the renewal date, and may be terminated at will upon ninety days prior notice. Each contract is also terminable upon default by a party. In addition, the contract is also assignable upon the sale or transfer of the business or assets of the cable operator.

In 2003, TelVue developed a new product and service called the TVTN Network and applied for two patents related to the product. TVTN is a system for displaying a fully automated TV station-like display on a cable system access channel using computer based digital technology. TVTN displays the programming as graphics, text, imbedded music, and pictures with voice narration and can run full motion video clips. TelVue is marketing TVTN to municipal governments and school districts as a means of providing richer and more robust TV programming for their local Cable TV Public, Education and Government Local Access Channels ("PEG Channels"). Currently, most municipalities use a simple TV display made up of only text messages with background music. TelVue offers two different billing programs. Under the first billing program, TelVue directly charges the municipalities monthly support fees along with a one-time installation and programming fee. Under the second billing program, TelVue offers a sponsorship program that finds regional and local businesses as sponsors or underwriters for TVTN clients to help defray TVTN charges. In return, the TVTN client places an acknowledgement of the sponsor's support on its town or school's access channel.

The TVTN Network segment is principally a service-oriented business, and does not engage in the manufacture of equipment required to provide its services. The equipment and software used is owned and installed by TelVue and is located at the customer's facility. During 2006, equipment purchases and software modifications of $552,687 were made for the TVTN Network.

As of December 31, 2006, TelVue had contracts to provide TVTN Network to 94 towns, schools, and retirement communities and 79 contracts from sponsors to fund some of the channels on these towns, schools, and retirement communities. The town/school/retirement community contracts generally carry a term of three or five years and can be cancelled with 90 days written notice. The monthly charges to maintain a channel are billed one quarter in advance and payment is due within 20 days of the billing date. The sponsor contracts are generally for periods of six to twelve months with automatic renewals. Charges to the sponsors of the channels are billed one month in advance and payment is due within 20 days of the billing date.

On March 12, 2007, TelVue acquired Princeton Server Group ("PSG") for $6.1 million and the forgiveness of a $400,000 note. PSG develops high performance digital video systems, appliances, and software that support capture, storage, manipulation and play-out of digital media in multiple popular formats. PSG markets their product to PEG TV and local origination broadcast stations, professional broadcast stations and schools and universities. While TVTN specializes in creating a customized look for the PEG Channels and provides localized and dynamic content, PSG provides digital server technology to store, schedule, archive and playback video during the video content time allocated on the PEG channel. TelVue acquired PSG because it believes PSG and the TVTN Network together will provide a complete technology and support solution to owners and operators of PEG Access Channels.

The Source segment was acquired on March 9, 2001 for $1.3 million pursuant to TelVue's acquisition of the assets of J.D. Kraengel and Associates, Inc., f/k/a Dacon Corporation d/b/a Source Communications Group, a Delaware corporation located in Mullica Hill, NJ. The Source segment sold and installed computer related equipment, network systems, software, and data communications equipment. In the second quarter of 2004, TelVue made a decision to discontinue the Source segment operations. The decision to discontinue was a result of the ongoing losses produced by the segment and the amount of time and resources required to run the segment. TelVue made an effort to sell a portion of the Source segment but was not successful.

For information regarding TelVue's revenue, operations and assets, please refer to TelVue's financial statements included in this Report and Management's Discussion and Analysis or Plan of Operation included in of this Report.

## LICENSES AND PATENTS

On July 8, 2003, TelVue filed for a patent for its TVTN Network. The TVTN Network provides the operators of Cable TV Government Access Channels, typically schools, towns, and retirement communities, with the ability to generate a computerized TV signal on those channels. The TVTN signal is comprised of pictures, headlines, voice-over narration, full motion video clips and graphics. The pending patent includes the WEBUS system. The WEBUS system is a proprietary system that allows TVTN customers to independently post messages on their TV channel remotely and instantaneously. On July 27, 2005, TelVue filed for a second patent for its TVTN Network which encompasses three additional claims. The claims consist of (i) WEBLINX, a process that allows the TVTN content to appear on an affiliated website; (ii) a system for installation of a text-to–speech conversion that converts text screens to speech for use on the radio; and (iii) a mass emergency broadcast system which allows one WEBUS user to broadcast an emergency message to one or more TVTN affiliates simultaneously.

TelVue has developed and has in service a system that allows subscribers to order pay-per-view movies and events from their provider using the Internet. TelVue holds United States Patent No. 6,286,139, issued September 4, 2001, related to this system.

TelVue previously purchased Switched-access Audio Response Units ("SARUs") and one communication subsystem ("HP") from Atlas Telecom (formerly Syntellect). TelVue possesses a perpetual, no charge license for the pay-per-view application software residing on the SARUs it currently owns and for any future SARUs purchased. TelVue did not purchase any SARUs from Atlas Telecom during 2005. There is no affiliation between TelVue and Atlas Telecom other than a customer and supplier relationship.

TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software, which resides on two (2) HPs that TelVue owns. TelVue purchases Link On equipment ("LINK ONs") from Telco Solutions, Inc. The LINK ONs are used to expand call capacity to accommodate new customers. The LINK ONs work in conjunction with the SARUs. TelVue had purchased LINK ONs in place of SARUs because the LINK ONs are more cost effective. TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software residing on the LINK ONs. TelVue did not purchase any LINK ONs during 2006.

TelVue also uses equipment purchased from Science. Science holds United States Patent No. 4,797,913 (issued January 10, 1989), encompassing ANI ordering equipment and services employing the use of Feature Group D services (the "Science Patent"). TelVue holds a perpetual, no charge and nonexclusive license to use the Science Patent.

## MARKETING OF SERVICES

Sales of TelVue's ANI service to date have been made to operating cable television companies with a broad geographical distribution. Relations with all customers are good. Unfortunately, many cable operators are moving their subscribers onto digital two-way ordering and, as a result, the number of subscribers TelVue serves is declining and it is unable to attract many new cable customers to its ANI service. TelVue's ANI service is not seasonal in any material respect. Ordering problems common to all providers of pay-per-view services include the geographically dispersed points of sale, the high concentration of orders around the start time of a pay-per-view event and the need to make the ordering mechanism sufficiently easy to accommodate the impulsive purchasing patterns of ordering subscribers. TelVue believes its services resolve these pay-per-view ordering problems. As of December 31, 2006, there were two Multi System Operators ("MSOs") that individually comprised more than 10% of TelVue's ANI service revenues. Percentages of service revenue may vary as cable operators continue to consolidate their systems with other cable operators, as cable operators leave the ANI service and as the TVTN Network grows.

The TVTN Network is marketed using direct mail and telemarketing to municipal and school officials while attending various League of Municipality and school conferences to demonstrate the service. Trade shows are also used as a major marketing tool for the TVTN Network. In addition, TelVue utilizes website, internet meeting rooms, and demonstration DVDs and CDs to sell the TVTN Network.

## COMPETITION

TelVue uses telephone company grade, feature-laden equipment for its automated pay-per-view order processing service. TelVue has a reputation for offering customer friendly features and excellent customer service. In addition, TelVue offers 24-hour customer service and reliability with near zero down time, particularly under heavy load during major special events. TelVue's excellent customer service reputation has allowed it to continue its preeminent position as a leading ANI pay-per-view service provider, even though continued digital service rollout by cable operators has begun to erode its subscriber base. TelVue is unaware of any direct competitors to its ANI service. TelVue is aware, however, that some TelVue customers have elected to process their own orders by constructing their own ANI ordering processing platform.

TVTN currently has competition from software and hardware suppliers to municipalities that operate Municipal/Educational cable access channels. However, at this time, none of those competitors offer the monthly programming and service level or the sponsorship funding model that TVTN offers.

## EMPLOYEES

At December 31, 2006, TelVue had twenty-seven full-time employees and two part-time employees. Additional personnel may be added as circumstances require.

## BACKLOG

TelVue's ANI service revenues are computed and assessed on the basis of a fixed charge for every order placed with a subscribing customer for specialized cable programming services or for other services transmitted through its equipment. The TVTN Network revenues are computed and assessed a fixed monthly support and initial installation fee. As a result, no form of backlog exists, other than that which is represented by accumulated service charge income, which has yet to be paid to TelVue.

## RESEARCH AND DEVELOPMENT

TelVue is principally a sales and marketing company. Therefore, TelVue has not performed, and does not anticipate it will perform, any significant or material research and development in the future.

## PROPERTIES

TelVue leases approximately 8,700 square feet of office space in the Mt. Laurel, New Jersey, Horizon Way Corporate Center. The lease expires May 31, 2009. However, TelVue has the right to terminate the lease a year early provided it gives 120 days prior notice and pays a termination fee of $2,184. The office space is used to house the equipment used to provide the ANI service and the TVTN Network, as well as the executive, sales, secretarial and technical support personnel.

## LEGAL PROCEEDINGS

TelVue is not involved in any material legal proceedings.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

**OVERVIEW OF COMPANY:**

During the year ended December 31, 2006, TelVue operated two business segments. One segment is a marketing and service company which sells automatic number identification ("ANI") telecommunications services to the cable television industry for the automated ordering of pay-per-view features and events (the "ANI service"). The other segment is a system for displaying a fully automated TV station-like display on a cable system access channel using computer based digital technology (the "TVTN Network"). TelVue previously operated a business segment under the name, Source Communications Group ("Source"), which functioned as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. In the second quarter of 2004, TelVue made a decision to discontinue the Source segment operations.

The ANI service permits cable television companies to process special ordering services without the attendant high-manpower requirements or extensive physical plant and facilities that are otherwise required. TelVue provides the ANI service through equipment it purchases. TelVue's equipment for providing the ANI service nationwide is located at TelVue's home office in Mt. Laurel, New Jersey. The equipment provides enhanced service features, such as, "Custom Greeting" which identifies the cable operator by name, "Title Speak" which speaks the movie or event title, start-time and channel appearance on accepted orders, and "Call Redirect" which automatically redirects unaccepted order calls to the cable operator's customer service representative for assistance. The equipment also announces promotional messages for products and services at the time a cable subscriber is placing an order for a pay-per-view movie or event (the "PPV+ service"). TelVue serves cable television systems across the United States via trunk lines and data circuits that it currently leases from Verizon. TelVue believes it receives a favorable trunk usage rate from Verizon.

In 2003, TelVue developed the TVTN product and service and has applied for two patents related to the product. TVTN is a system for displaying a fully automated TV station-like display on a cable system access channel using computer based digital technology. TVTN displays the programming as graphics, text, imbedded music and pictures with voice narration and can run full motion video clips. TelVue is currently marketing TVTN to municipal governments and school districts as a means of providing richer and more robust TV programming for their local Cable TV Public, Education and Government Local Access Channels ("PEG Channels"). Currently, most municipalities use a simple TV display made up of only text messages with background music. TelVue offers two different billing programs. Under the first billing program, TelVue directly charges the municipalities monthly support fees along with a one-time installation and programming fee. Under the second billing program, TelVue offers a sponsorship program that finds regional and local businesses as sponsors or underwriters for TVTN clients to help defray TVTN charges. In return, the TVTN client places an acknowledgement of the sponsor's support on its town or school's access channel.

**RESULTS OF OPERATIONS:**

The following discussion deals, at some length, with the increase in the operating loss for the year ended December 31, 2006, compared to the year ended December 31, 2005, and the reasons for the decrease. TelVue further discusses the growth in TVTN revenue and expenses as well as its efforts to market the TVTN Network. TelVue also discusses the decrease in ANI service revenue.

The ANI segment had an operating income of $763,028 for the year ended December 31, 2006, compared to $517,883 for the year ended December 31, 2005. The increase in operating income for the year ended December 31, 2006 was mainly a result of allocating more overhead and payroll expenses, approximately 80%, to the TVTN segment as a result of the TelVue labor force spending the majority of its time on TVTN related work. This new allocation was implemented on July 1, 2005; and therefore, the comparative data for the year ended December 31, 2005 only reflects this change for the period July 1, 2005 through December 31, 2005. There was a decrease in ANI service revenue of $532,226 for the year ended December 31, 2006, when compared to the year ended December 31, 2005. As expected, pay-per-view buy revenue decreased $201,848 and feature and data link revenue decreased $301,356 for the year ended December 31, 2006. These decreases were due to a reduction in the number of subscribers served during 2006 and a decrease in the use of ANI for existing subscribers (as discussed below). TelVue believes there is a loss of focus by cable operators on the pay-per-view product line, primarily because of the amount of time cable operators are spending on promoting new product lines such as digital service and high-speed Internet access.

As of December 31, 2006, TelVue was serving approximately 4.8 million full-time cable subscribers compared to approximately 5.1 million full-time cable subscribers served as of December 31, 2005. During September 2005, Dish Network performed the final transition of its movie traffic onto its internal network and TelVue stopped providing pay per view ANI ordering to its 11.2 million Dish Network satellite subscribers. TelVue continues to provide speech recording services to Dish Networks which generated approximately $90,000 in annual ANI revenue during 2006 compared to $210,000 generated in 2005, when Dish Network was also using the pay per view ANI ordering service in addition to speech recording. During the year ended December 31, 2006, approximately 429,000 cable subscribers cancelled the ANI service and 160,000 new cable subscribers were added to the ANI service. The cable operators cancelled the ANI service primarily as a result of moving their subscribers onto two-way digital service which allows the cable operator to process ordering of pay-per-view movies and events directly from its customers without using TelVue's ANI service. Management believes the long-term effects of deployment of digital two-way service will continue to negatively impact the TelVue ANI service. As a result of the cable and satellite subscriber cancellations noted above, TelVue expects its ANI revenue and operating income to continue to decrease indefinitely.

ANI cost of revenues decreased $267,356 for the year ended December 31, 2006, when compared to the year ended December 31, 2005. This decrease was partially due to a reduction in trunk and data link expenses of $168,286 for the year ended December 31, 2006, as a result of serving fewer subscribers. There was also a reduction in technical payroll and payroll taxes and benefits of $78,415 for the year ended December 31, 2006, compared to the year ended December 31, 2005, as a result of allocating more of the technical payroll and benefits to the TVTN segment effective July 1, 2005. Selling expenses related to the ANI service decreased $4,028 for the year ended December 31, 2006, compared to 2005, mainly as a result of moving marketing and sales personnel to the TVTN segment. ANI segment general and administrative expenses decreased $462,553 for the year ended December 31, 2006, compared to 2005, as a result of allocating a larger percentage of rent, overhead expenses, and payroll to the TVTN segment effective July 1, 2005. In addition TelVue had a recovery of bad debt expense of $78,605 in 2006 as a result of reversing the Adelphia Communications, Inc. ("Adelphia") bad debt expense previously recorded in 2003 (see below).

As of December 31, 2006, TelVue maintained a bad debt reserve in the amount of $3,000 compared to a bad debt reserve of $80,875 at December 31, 2005. The majority of the 2005 reserve, $78,605, represented 50% of the outstanding balance due from Adelphia as a result of the bankruptcy filing date on June 25, 2002. During 2006, Adelphia made payments to TelVue for two bankruptcy claims at 100% of their value totaling $48,949. In February 2007, Adelphia paid the remaining outstanding invoices at 100% of their value. As a result of the payments, the bad debt reserve of $78,605 was reversed and recorded as bad debt recovery in the general and administrative expenses of the ANI segment.

The TVTN Network had an operating loss of $2,512,337 for the year ended December 31, 2006, compared to an operating loss of $1,740,260 for the year ended December 31, 2005. TVTN Network revenue increased $376,880 for the year ended December 31, 2006, compared to 2005. To help speed TVTN penetration, shorten the sale cycle, and assist clients in finding funding for the TVTN Network, TelVue offers a sponsorship program that finds regional and local businesses as sponsors or underwriters for TVTN clients to help defray TVTN charges. In return, the TVTN client places an acknowledgement of the sponsor's support on its town or school's access channel. Many towns have adopted this method of funding the cost of the TVTN Network. As of December 31, 2006, TVTN was providing service to 94 towns/schools/retirement communities compared to 43 towns at December 31, 2005, and also had 79 sponsors launched and funding the town's channel as of December 31, 2006, compared to 31 sponsors launched at December 31, 2005. TelVue is marketing the TVTN Network nationally with an initial focus in New Jersey, Pennsylvania and Delaware. TelVue has sold the service to clients in Delaware, New Jersey and New York, as well as California, Florida, Massachusetts, Missouri, New York, North Carolina and Virginia. Cost of revenues for the TVTN Network increased $180,441 for the year ended December 31, 2006, compared to 2005, mainly as a result of payroll for additional production and design personnel. Selling expenses related to the TVTN Network increased $489,751 for the year ended December 31, 2006, compared to 2005. The increase was a result of additional sales personnel hired to aggressively market and sell the TVTN Network as well as increases in advertising, commission, travel and trade show expenses. TVTN general and administrative expenses increased $371,628 for the year ended December 31, 2006. This decrease was primarily a result of allocating a larger portion, approximately 80%, of rent and other operational expenses to the TVTN segment beginning July 1, 2005. As with many start-up ventures, management anticipates that expenses will continue to grow as the operations and marketing efforts for the TVTN Network increase.

TelVue had a net loss of $1,834,515 and $1,273,237 for the year ended December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, TelVue recorded valuation allowance increases of $1,908,819 and $1,203,644, respectively, to reduce its deferred tax asset to zero. The valuation allowances were recorded due to the uncertainty as to whether future net income would be generated that would utilize TelVue's net operating loss carry forward. TelVue's federal net operating loss carry forward was approximately $4,600,000 on a tax-reporting basis as of December 31, 2006 (see Note 11 of TelVue's accompanying financial statements).

During the year ended December 31, 2006, TelVue purchased $552,687 of equipment compared to $492,929 purchased during the year ended December 31, 2005. The majority of the equipment purchased during the year ended December 31, 2006 and 2005 was for software development and equipment related to the TVTN Network. Depreciation and amortization expense increased $63,703 for the year ended December 31, 2006, as a result of the purchases. Depreciation and amortization accounted for 8% and 7% of total operating expenses for the year ended December 31, 2006 and 2005, respectively.

TelVue's days for sales in average accounts receivable, not including the outstanding Adelphia balances, was 44 days at December 31, 2006, compared to 51 days at December 31, 2005. TelVue does not offer incentives or discounts to its customers, nor has it changed its credit terms with its customers. TelVue had negative cash flow from operating activities of $1,438,620 and $783,677 for the year ended December 31, 2006 and 2005, respectively. The decrease in cash flow over 2005 was primarily due to a reduction in ANI service revenue and an increase in TVTN expenses (as described above).

**LIQUIDITY AND CAPITAL RESOURCES:**

Since November 2, 1989, TelVue has funded its expansion and operating deficit from the proceeds of the sale of shares of TelVue's Common Stock and Preferred Stock to Mr. H.F. Lenfest, TelVue's majority stockholder, and from loans from Mr. Lenfest. From November 1989 to February 1996, TelVue borrowed an aggregate of $6,128,712 from Mr. Lenfest. These loans and accrued interest were repaid in their entirety during 2003. On March 5, 2001, TelVue borrowed $650,000 from Mr. Lenfest to fund a portion of the Source acquisition, at an interest rate of prime plus one percent (1%) compounded and due on or before January 1, 2004. This loan was repaid in its entirety in 2001.

In addition to the borrowings noted above, during January 1995, Mr. Lenfest purchased from Science Dynamics Corporation ("Science"), TelVue's non-interest bearing note in the amount of $541,000 (the "Science Note"). The Science Note was originally issued by TelVue to Science and was payable December 31, 1996. The maturity date of the Science Note had been extended by TelVue and Mr. Lenfest on a yearly basis. On June 16, 2005, the members of the Board of Directors of TelVue and Mr. Lenfest, extended the maturity date of the non-interest bearing Science Note in the principal amount of $541,000 to January 1, 2011.

On March 9, 2001, with the acquisition of the assets of Source for $1,300,000, TelVue paid $1,000,000 in cash and $300,000 pursuant to a promissory note (the "Source Note"). The Source Note had a term of three years. Interest only was payable monthly during year one at the rate of 8% per annum. Beginning in year two, both principal and interest were payable monthly at the rate of 5.06% per annum. During the first quarter of 2004, TelVue paid the remaining balance on the Source Note in its entirety.

On April 27, 2005, TelVue entered into a Line of Credit Note (the "2005 Note) with Mr. Lenfest. The 2005 Note was secured to provide funding to grow the TVTN Network. Under the terms of the 2005 Note, TelVue may borrow, from time to time, up to the maximum principal amount of the 2005 Note which is $3,800,000. The minimum advance under the 2005 Note is $100,000 and the interest rate of the 2005 Note is equal to the prime rate plus one percent (1%). The 2005 Note contains customary events of default, including, among others, non-payment of principal and interest and in the event TelVue is involved in certain insolvency proceedings. In the event of a default, all of the obligations of TelVue under the 2005 Note may be declared immediately due and payable. The 2005 Note is unsecured and will expire six years from the date of the first advance, which is November 23, 2011, unless extended or renewed. Principal and interest on the 2005 Note are also due and payable on November 23, 2011. During the year ended December 31, 2006, TelVue borrowed $2,000,000 under the terms of the 2005 Note, bringing outstanding borrowings under the 2005 Note to $2,200,000 and accrued interest on the borrowings to $111,735 as of December 31, 2006. TelVue is borrowing approximately $200,000 per month under the 2005 Note and anticipates that the funds will be exhausted by August 2007 or sooner.

As a result of the depletion of the credit under the 2005 Note by August 2007, TelVue entered into an additional Line of Credit Note (the "2006 Note") with Mr. Lenfest on November 3, 2006, in the principal amount of Ten Million Dollars ($10,000,000). Under this Line of Credit, TelVue may request up to $5,000,000 for general working capital. TelVue may request up to an additional $5,000,000 available under this Line of Credit for purposes other than general working capital upon mutual agreement by TelVue and Mr. Lenfest. The minimum advance under the 2006 Note is $100,000 and the interest rate on the 2006 Note is equal to the prime rate plus one percent

(1%). The 2006 Note contains customary events of default, including, among others, non-payment of principal and interest and in the event TelVue is involved in certain insolvency proceedings. In the event of a default, all of the obligations of TelVue under the 2006 Note may be declared immediately due and payable. The 2006 Note is unsecured and will expire six years from the date of the first advance under the 2006 Note unless extended or renewed. Principal and interest on the 2006 Note are also due and payable six years from the date of the first advance under the 2006 Note, which was December 26, 2006. As of December 31, 2006 the outstanding borrowings under the 2006 Note was $400,000 (see below for description of this borrowing).

On December 26, 2006, TelVue borrowed $400,000 from Mr. Lenfest under the 2006 Note, to loan to Princeton Server Group ("PSG") to fund their operating expenses (the "PSG Note"). The PSG Note was a convertible note that bore interest at a rate of six percent (6%) per annum. No payments of principal or interest were due until July 1, 2007. Under the PSG Note interest accrued through July 1, 2007 was to be added to the principal. Interest was payable monthly from July 1, 2007 through January 1, 2008. The remaining balance was payable in forty eight (48) monthly installments of principal and interest commencing February 1, 2008. The note was scheduled to mature in January 2012. The Company had the option to convert the unpaid principal balance of the note and all accrued interest into common stock of PSG. In connection with the PSG Note the TelVue received a warrant, which entitled TelVue to purchase 129,629 shares of common stock of PSG for $1.08 per share. The warrant was to commence on July 1, 2007 and expire on December 31, 2016. The PSG Note was forgiven on March 12, 2007, in connection with TelVue's acquisition of all of the outstanding stock of PSG (see below and Note 4 and Note 16 of TelVue's accompanying financial statements).

On March 12, 2007, PSG was acquired by TelVue, for $6.1 million and the forgiveness of the PSG Note (described above). TelVue borrowed $6.1 million from Mr. Lenfest under the 2006 Note. PSG develops high performance digital video systems, appliances, and software that support capture, storage, manipulation and play-out of digital media in multiple popular formats. PSG markets their product to PEG TV and local origination broadcast stations, professional broadcast stations and schools and universities. TelVue acquired PSG as a complement to its TVTN Network with the objective being to offer towns, municipalities and schools a complete technology and support solution to owners and operators of PEG Access Channels.

On June 16, 2005, Mr. Lenfest, the holder of all of TelVue's outstanding Class A Redeemable Convertible Preferred Stock (the "Preferred Stock"), informed TelVue of his intent to convert all of his 3,518,694 shares of Preferred Stock into TelVue's common stock. Each share of Preferred Stock was convertible into 6.667 shares of common stock. The conversion of the Preferred Stock to common stock occurred on August 2, 2005, upon Mr. Lenfest's delivery of the Preferred Stock in the form of a lost certificate affidavit. As a result of the conversion, TelVue issued 23,459,133 shares of Common stock to Mr. Lenfest. Mr. Lenfest's beneficial ownership interest in the common stock of TelVue, after the cancellation of the Warrants to purchase common stock described below, was approximately 78.3 percent as of December 31, 2006. The Preferred Stock was eliminated and is included as 23,459,133 shares of common stock in the stockholders' equity section of the balance sheet. On August 21, 2006, the Board of Directors, with Mr. Lenfest abstaining from the action, waived the two year holding period required to receive the full voting power of ten votes per share for the 23,459,133 shares of common stock Mr. Lenfest received for the conversion of his preferred stock.

The Preferred Stock had a par value of $1 per share and provided for a cumulative six percent (6%) semiannual dividend. The dividend was payable in cash or additional shares of Preferred Stock at $1 per share, at TelVue's option. TelVue had accrued dividends on the Preferred Stock since the beginning of 1998, but no dividends had been paid. On June 16, 2005, Mr. Lenfest agreed to relinquish his right to all accrued but unpaid dividends attributable to the Preferred Stock. Therefore, $3,061,269 of accrued dividends was reversed and is included in stockholders' equity as a decrease to TelVue's accumulated deficit.

On June 16, 2005, the members of the Board of Directors of TelVue and Mr. Lenfest agreed to terminate a Warrant Agreement between Mr. Lenfest and TelVue. Pursuant to the Warrant Agreement, Mr. Lenfest had the right to purchase up to 29,915,160 shares of TelVue's common stock for $.01 per share, the fair market value of the common stock on the grant date. The Warrant Agreement was entered into on March 15, 1991, in connection with a prior line of credit to TelVue provided by Mr. Lenfest.

TelVue's ability to fully fund its operating expenses has suffered by the loss of a large number of its subscriber base for the ANI service. As discussed above, TelVue anticipates a continued decrease in revenue and an increase in net loss for the ANI service. In order to continue to fund a majority of its ANI operating expenses, TelVue needs to retain its current subscriber base level. Management believes that over time, continued erosion will occur in the subscriber base. As discussed above, during the year ended December 31, 2006, TelVue had 429,000 subscribers cancel service and only 160,000 new subscribers were added to the ANI service. The cable operators cancelled the ANI service primarily as a result of moving their subscribers onto two-way digital service.

TelVue is dependent upon Mr. Lenfest for funds to pay the majority of operating and capital expenditures for the TVTN Network as well as the newly acquired PSG subsidiary. As discussed above TelVue believes the financing from Mr. Lenfest under the 2005 Note will be exhausted by approximately August 2007 or sooner. As a result of this, TelVue secured the 2006 Note from Mr. Lenfest to help TelVue grow the TVTN Network to a profitable level. Both the 2005 Note and 2006 Note will help to fund the growth of the TVTN Network and the PSG subsidiary, as well as fund the ANI service in the event it becomes cash flow negative. While maintaining the ANI pay-per-view ordering business, TelVue intends to continue to aggressively market and sell the TVTN Network and PSG service. However, there can be no assurance that its marketing efforts will be successful.

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements of any nature at any time with TelVue's auditors with regard to any aspect of TelVue's financial statements, its financial disclosure or its accounting practices.

PRESSMAN CIOCCA SMITH

THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

***To The Board of Directors and Stockholders***
***TelVue Corporation***

We have audited the accompanying balance sheets of TelVue Corporation (a Delaware corporation) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TelVue Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

Huntingdon Valley, Pennsylvania
March 15, 2007

# Balance Sheet
## December 31, 2006 and 2005

| ASSETS | 2006 | 2005 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 191,157 | $ 174,464 |
| Accounts receivable – trade, net of allowance for doubtful accounts of $3,000 in 2006 and $80,875 in 2005 | 392,134 | 303,355 |
| Other receivable | - | 10,900 |
| Prepaid expenses | 62,328 | 40,633 |
| **TOTAL CURRENT ASSETS** | 645,619 | 529,352 |
| **NOTE RECEIVABLE** | 400,329 | - |
| **PROPERTY AND EQUIPMENT** | 6,240,135 | 5,713,180 |
| Less accumulated depreciation | 5,342,637 | 5,135,604 |
| | 897,498 | 577,576 |
| **OTHER ASSETS** | | |
| Other assets | 8,800 | 8,800 |
| | $ 1,952,246 | $ 1,115,728 |

| LIABILITIES AND STOCKHOLDERS' DEFICIT | 2006 | 2005 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 105,109 | $ 130,716 |
| Accrued expenses | 374,568 | 212,510 |
| Deferred service revenue | 153,041 | 129,484 |
| **TOTAL CURRENT LIABILITIES** | 632,718 | 472,710 |
| **LINE OF CREDIT – MAJORITY STOCKHOLDER** | 2,600,000 | 200,000 |
| **NOTE PAYABLE – MAJORITY STOCKHOLDER** | 541,000 | 541,000 |
| **ACCRUED INTEREST – MAJORITY STOCKHOLDER** | 111,735 | 1,710 |
| **REDEEMABLE CONVERTIBLE PREFERRED STOCK,** $1 par value, 6,900,000 shares authorized, no shares outstanding | - | - |
| **STOCKHOLDERS' DEFICIT** | | |
| Common stock, $.01 par value, 100,000,000 shares authorized, 48,356,407 and 48,336,407 shares issued and outstanding at December 31, 2006 and 2005, respectively | 483,564 | 483,364 |
| Additional paid-in capital | 4,874,656 | 4,873,856 |
| Accumulated deficit | (7,291,427) | (5,456,912) |
| | (1,933,207) | (99,692) |
| | $ 1,952,246 | $ 1,115,728 |

**See accompanying notes.**

# Statements of Operations
## Years Ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **REVENUES** | | |
| ANI services | $ 1,571,715 | $ 2,103,941 |
| TVTN services | 517,682 | 140,802 |
| | 2,089,397 | 2,244,743 |
| **COST OF REVENUES** | | |
| ANI services | 480,676 | 748,032 |
| TVTN services | 559,548 | 379,107 |
| | 1,040,224 | 1,127,139 |
| **GROSS PROFIT** | 1,049,173 | 1,117,604 |
| **OPERATING EXPENSES** | | |
| Selling and marketing | 1,468,776 | 983,053 |
| General and administrative | 1,096,941 | 1,187,866 |
| Depreciation and amortization | 232,765 | 169,062 |
| | 2,798,482 | 2,339,981 |
| **OPERATING LOSS** | (1,749,309) | (1,222,377) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest expense – related party | (110,025) | (1,710) |
| Interest income | 17,819 | 7,409 |
| Gain (loss) on sale of equipment | 7,000 | (51,386) |
| | (85,206) | (45,687) |
| **LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES** | (1,834,515) | (1,268,064) |
| **INCOME TAX EXPENSE** | - | - |
| **LOSS FROM CONTINUING OPERATIONS** | (1,834,515) | (1,268,064) |
| **DISCONTINUED OPERATIONS** | | |
| Loss from operations of discontinued component | - | (5,173) |
| **NET LOSS** | (1,834,515) | (1,273,237) |
| **BASIC NET LOSS PER COMMON SHARE:** | | |
| From continuing operations | $ (.04) | $ (.04) |
| From discontinued operations | - | - |
| | $ (.04) | $ (.04) |
| **DILUTED NET LOSS PER COMMON SHARE:** | | |
| From continuing operations | $ (.04) | $ (.04) |
| From discontinued operations | - | |
| | $ (.04) | $ (.04) |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | 49,348,133 | 34,562,340 |

**See accompanying notes.**

# Statements of Stockholders' Deficit
## Years Ended December 31, 2006 and 2005

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|
| **BALANCE, JANUARY 1, 2005** | $ 248,573 | $ 1,588,953 | $ (7,139,383) | $ (5,301,857) |
| Accrued dividends on redeemable convertible preferred stock | - | - | 2,955,708 | 2,955,708 |
| Issuance of 23,479,133 shares of common stock | 234,791 | 3,284,903 | - | 3,519,694 |
| Net loss | - | - | (1,273,237) | (1,273,237) |
| **BALANCE, DECEMBER 31, 2005** | 483,364 | 4,873,856 | (5,456,912) | (99,692) |
| Issuance of 20,000 shares of common stock | 200 | 800 | - | 1,000 |
| Net loss | - | - | (1,834,515) | (1,834,515) |
| **BALANCE, DECEMBER 31, 2006** | **$ 483,564** | **$ 4,874,656** | **$ (7,291,427)** | **$ (1,933,207)** |

**See accompanying notes.**

# Statements of Cash Flows

## Years Ended December 31, 2006 and 2005

| CASH FLOWS FROM OPERATING ACTIVITIES | 2006 | 2005 |
|---|---|---|
| Net loss | $ (1,834,515) | $ (1,273,237) |
| Loss from discontinued operations | - | 5,173 |
| Loss from continuing operations | (1,834,515) | (1,268,064) |
| Adjustments to reconcile loss from continuing operations to net cash (used in) operating activities: | | |
| Depreciation | 232,765 | 169,062 |
| (Gain) loss on sale of equipment | (7,000) | 51,386 |
| Accrued interest on note receivable | (329) | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable - trade | (88,779) | 179,690 |
| Other receivable | 10,900 | (10,900) |
| Prepaid expenses | (21,695) | (10,306) |
| Accounts payable | (25,607) | 28,758 |
| Accrued expenses | 162,058 | (54,497) |
| Deferred service revenue | 23,557 | 129,484 |
| Accrued interest – majority stockholder | 110,025 | 1,710 |
| NET CASH (USED IN) OPERATING ACTIVITIES | (1,438,620) | (783,677) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds from sales of equipment | 7,000 | 9,400 |
| Purchases of property and equipment | (552,687) | (492,929) |
| Discontinued operations | - | 34,451 |
| NET CASH (USED IN) INVESTING ACTIVITIES | (545,687) | (449,078) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from line of credit – majority stockholder | 2,000,000 | 200,000 |
| Issuance of common stock | 1,000 | 1,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 2,001,000 | 201,000 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 16,693 | (1,031,755) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 174,464 | 1,206,219 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 191,157 | $ 174,464 |

**See accompanying notes.**

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of TelVue Corporation ("the Company") is presented to assist in understanding its financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

***Business Activity and Concentration of Credit Risk***

The Company operates two business segments. One segment is a marketing and service division, which sells automatic number identification telecommunications services ("ANI service") to the cable television industry throughout the United States for the automated ordering of pay-per-view features and events. The Company grants credit to cable television operators throughout the nation. Consequently, the Company's ability to collect the amounts due from customers is affected by economic fluctuations in the cable television industry. The other business segment is a system for displaying a fully automated television station-like display on a cable system access channel using computer based digital technology ("TVTN service").

The Company maintains cash balances at a financial institution located in the Philadelphia area. Accounts at this institution are insured by the Bank Insurance Fund up to $100,000. The Company maintains cash balances in excess of the insured amount.

During 2006 and 2005, two customers accounted for 46% and 60% of sales from continuing operations, respectively, and accounted for 36% and 33% of receivables in continuing operations at December 31, 2006, respectively.

Currently, the Company's primary source of financing is the majority stockholder. The Company has not sought to obtain significant funding from third parties on terms that are acceptable to the Company.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three (3) months or less to be cash equivalents.

***Accounts Receivable - Trade***

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

***Property and Equipment***

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives using the straight-line method. Amortization of leasehold improvements is included with depreciation expense and is provided over the shorter of the remaining lease term or estimated useful life. Property and equipment consists primarily of operating equipment. For income tax purposes, recovery of capital costs for property and equipment is made using accelerated methods over statutory recovery periods.

Customer installation costs incurred to provide the TVTN service are capitalized and depreciated over the term of the contract, which is typically three (3) years.

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

***Valuation of Long-Lived Assets***

In accordance with Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, the Company periodically evaluates whether events or circumstances have occurred that indicate that the remaining useful lives of its long-lived assets, including property and equipment should be revised or that the remaining balance of such assets may not be recoverable using objective methodologies. Such methodologies include evaluations based on cash flows generated by the underlying assets or other determinants of fair value. As of December 31, 2006, management believes that no revisions to the remaining lives or write-downs of carrying values are required.

***Revenue Recognition***

The Company recognizes ANI service revenues in the month service is provided, net of an estimate for programs not billable by the cable television operator. The Company recognizes TVTN service revenues in the month the service is provided. Amounts billed for start-up are deferred and recognized on the straight-line basis over the term of the contract.

***Income Taxes***

The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. Differences between financial reporting and tax bases arise most frequently from differences in timing of income and expense recognition. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

***Stock – Based Compensation***

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, *"Share-Based Payment,"* and related interpretations, to account for share-based compensation. SFAS 123R supercedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees"* and revises guidance in SFAS 123, *Accounting for Stock-Based Compensation"*. The Company has adopted SFAS 123R using the modified prospective method. SFAS 123R requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value of those awards. Prior to January 1, 2006, the Company accounted for stock options in accordance with APB No. 25. Accordingly, compensation was recognized only if the exercise price was less than the quoted market price of the stock on the grant date.

***Advertising***

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense is included in selling and marketing expense in the accompanying statements of operations.

## NOTE 2 – DISCONTINUED OPERATIONS

During 2004, the Company discontinued the business segment that functioned as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. The summarized results of discontinued operations for the year ended December 31, 2005 are as follows:

| | 2005 |
|---|---|
| **Revenues** | **$ (503)** |
| **Cost of revenues** | **1,260** |
| | **(1,763)** |
| **Operating expenses** | |
| Selling, general and administrative | **3,410** |
| **Loss from discontinued operations before income taxes** | **$ (5,173)** |

## NOTE 3 – SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

During 2006 and 2005, there was no cash paid for interest or income taxes.

***Noncash Investing and Financing Transactions***

In December 2006, the majority stockholder, on behalf of the Company, loaned $400,000 to an unrelated entity under the Company's line of credit in exchange for a convertible note receivable.

## NOTE 4 – NOTE RECEIVABLE

The note is a convertible note, which bears interest at six percent (6%). No payments of principal or interest are due until July 1, 2007. Interest accrued through July 1, 2007 will be added to the principal. Interest is payable monthly from July 1, 2007 through January 1, 2008. The remaining balance is payable in forty eight (48) monthly installments of principal and interest commencing February 1, 2008. The note is scheduled to mature in January 2012.

The Company has the option to convert the unpaid principal balance of the note and all accrued, but unpaid interest into common stock of Princeton Server Group, Inc. ("PSG"). In connection with the note, the Company received a warrant, which entitles the Company to purchase 129,629 shares of common stock of PSG for $1.08 per share. The warrant commences on July 1, 2007 and expires on December 31, 2016.

The note was forgiven in March 2007, when the Company acquired all of the outstanding stock of PSG. See Note 16.

## NOTE 5 – PROPERTY AND EQUIPMENT

A schedule of property and equipment of continuing operations at December 31, 2006 and 2005, is as follows:

| | 2006 | 2005 | Estimated Useful Lives in Years |
|---|---|---|---|
| Operating equipment | **$ 5,893,857** | $ 5,354,097 | 3-5 |
| Office furniture and equipment | **300,189** | 291,592 | 3-5 |
| Leasehold improvements | **46,089** | 46,089 | 5 |
| Vehicle | **-** | 21,402 | 5 |
| | **$ 6,240,135** | $ 5,713,180 | |

## NOTE 6 – LINE OF CREDIT – MAJORITY STOCKHOLDER

In April 2005, the Company entered into a line of credit agreement with the majority stockholder. Under the terms of the agreement, the Company may borrow up to $3.8 million, the maximum principal amount of the line. Amounts outstanding accrue interest at prime plus one percent (1%). The effective interest rate at December 31, 2006 and 2005 were 9.25% and 8.25%, respectively. Accrued interest is due at maturity. The line is unsecured and will mature in November 2011. As of December 31, 2006 and 2005, the amounts outstanding under this line of credit were $2,200,000 and $200,000, respectively.

In November 2006, the Company entered into an additional line of credit agreement with the majority stockholder. Under the terms of the agreement, the Company may borrow up to $10 million, the maximum principal amount of the line. The Company may borrow up to $5 million for general working capital and may borrow up to $5 million for purposes other than general working capital. Amounts outstanding accrue interest at prime plus one percent (1%). The effective interest rate at December 31, 2006 was 9.25%. Accrued interest is due at maturity. The line is unsecured and will mature in November 2012. At December 31, 2006, the amount outstanding under this line of credit was $400,000.

## NOTE 7 – NOTES PAYABLE - MAJORITY STOCKHOLDER

In January 1995, the Company's majority stockholder acquired from Science Dynamics Corporation ("SDC") an unsecured note in the amount of $541,000. The note is noninterest bearing and repayment is restricted to cash not needed for operations as determined by the Company. The maturity date of the note is January 1, 2011.

## NOTE 8 – LEASE COMMITMENTS

The Company leases office facilities and trunk lines and data circuits. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2006:

| *Year Ending December 31,* | |
|---|---|
| 2007 | $ 124,440 |
| 2008 | 124,440 |
| 2009 | 51,850 |
| | $ 300,730 |

Rental expense under the operating lease for office facilities amounted to $144,100 and $139,580 for the years ended December 31, 2006 and 2005, respectively.

It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the amount incurred in 2006.

## NOTE 9 – CAPITAL STOCK

### *Common Stock Voting Rights and Concentration of Control*

Shares of common stock, which have had the same beneficial owner for a continuous period in excess of two (2) years prior to the record date of any meeting of stockholders, will be entitled to 10 votes per share in any matters submitted for vote at a meeting of stockholders. All other stockholders have one vote per share unless this limitation is waived by the Board of Directors.

In November 1989, the Company issued 12,896,968 shares of common stock for $1,250,000 to an individual who effectively acquired control of the Company. In January 1995, this individual acquired an additional 1,660,485 shares of common stock of the Company from SDC. In August 2005, this individual converted all of his 3,518,694 shares of Class A Redeemable Convertible Preferred Stock into 23,459,133 shares of common stock.

### *Redeemable Convertible Preferred Stock*

In April 1990, the Company issued 1,250,000 shares of Class A Redeemable Convertible Preferred Stock ("Preferred Stock") for $1,250,000. The Preferred Stock had a par value of $1 per share and paid a cumulative $.06 semiannual dividend. The dividend was payable in cash or additional shares of Preferred Stock at $1 per share, at the option of the Company. The Company had accrued dividends on the Preferred Stock, but no dividends had been paid. In June 2005, the stockholder agreed to relinquish his right to all accrued but unpaid dividends attributable to the Preferred Stock. Each share of Preferred Stock was convertible into 6.667 shares of common stock at any time, at the option of the holder. The Preferred Stock had a preference of $1 per share plus unpaid dividends in the event of liquidation. The Company may have redeemed the Preferred Stock at any time for $2 per share. The stockholder of the Preferred Stock is the majority stockholder. The majority stockholder can designate all of the Company's directors and, therefore, could have influenced the Company's willingness to cause redemption of the Preferred Stock. As a result, the Preferred Stock had been classified outside of the stockholders' deficit section of the accompanying balance sheets. In August 2005, the majority stockholder

## NOTE 9 – CAPITAL STOCK *(CONTINUED)*

converted all of his 3,518,694 shares of Class A Redeemable Convertible Preferred Stock into 23,459,133 shares of common stock.

***Common Stock Warrants***

In connection with a prior line of credit, the Company agreed to issue warrants to the majority stockholder to purchase 29,915,160 shares of the Company's common stock for $.01 per share, the fair market value of the common stock on the grant date. The warrants provided for adjustments of the exercise price and the number of shares issuable thereunder in the event that the Company issues additional shares of common stock and other events as defined in the warrant agreement. The warrant holder was entitled, at the Company's expense, to certain registration rights under the Securities Act of 1933 in connection with any shares of the Company's common stock issued pursuant to the exercise of the warrants. In June 2005, the Company and the majority stockholder agreed to terminate the warrants.

***Earnings Per Common Share***

Basic earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, when applicable, by the weighted average number of shares outstanding. Diluted earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, when applicable, by the weighted average number of shares outstanding adjusted to include incremental common shares that would have been outstanding if potentially dilutive common shares had been issued.

## NOTE 10 – STOCK COMPENSATION PLANS

Effective January 1, 2006, the Company adopted SFAS123(R) using the modified prospective method. Under the "modified prospective" method, compensation costs are recognized for all newly granted or modified stock-based awards and for the unvested portion of all awards granted to the effective date. Prior to 2006, the Company accounted for share-based compensation, including stock options, using the method prescribed in Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees"*. Under APB Opinion No. 25, no compensation costs was recognized for stock options with an exercise price equal to the fair market value of the Company's common stock on the date of grant. The pro forma effect on net earnings assuming compensation cost had been recognized in accordance with SFAS123 was not material and the results for prior periods have not been restated. The adoption of SFAS123(R) did not have a material effect on share-based compensation expense for the year ended December 31, 2006. In addition, the adoption of SFAS123(R) will not have a material effect on the Company's future stock-based compensation expense.

The Company is using the straight-line method to recognize share-based compensation expense. The amount of share-based compensation recognized during a period is based on the value of the awards that vest in that period. For the year ended December 31, 2006, stock-based compensation cost was $5,204 and had no effect on basic and diluted loss per share.

***Director Compensation Plan***

In December 1997, the Company adopted a director compensation plan. Under this plan, each non-employee director, other than the majority stockholder is compensated $500 for each meeting attended by receiving shares of common stock issued at the higher of the per share fair market value of the common stock as of the board of directors meeting date or $.05 per share.

## NOTE 10 – STOCK COMPENSATION PLANS *(CONTINUED)*

***Stock Option Plan***

In May 1999, the Company established the TelVue Corporation 1999 Stock Option Plan (the "Plan"). Under the Plan, the Company may grant options to acquire up to 10 million shares of common stock. Options granted under the Plan are intended to be incentive stock options ("ISO"). The exercise price of each ISO will not be less than the market price of the Company's stock on the date of the grant. The exercise price for an option, which is not an ISO, will not be less than 50% of the market price of the Company's stock on the date of the grant. The options expire ten years after the date of the grant or at the expiration of the plan, which is June 28, 2009. Options vest ratably over three years, beginning one year after the date of grant. Employees hired prior to January 1, 1995, are entitled to immediate vesting of 25% of their options. In addition, the Company has granted stock option to non-employees.

The following table summarizes activity for all stock options for the years ended December 31, 2006 and 2005:

| | **2006** | 2005 |
|---|---|---|
| Weighted-average fair value of options granted | **$ 0.015** | $ 0.016 |

At December 31, 2006, the value of the unvested portion of all outstanding stock options was $4,579 which the Company expects to amortize and recognize as compensation expense over the weighted-average service period of approximately 2.0 years.

The fair values of the options granted during the years ended December 31, 2006 and 2005 were determined using the Black-Scholes option pricing model, which incorporates various assumptions. The risk-free rate of return of interest for the average contractual life of the option is based on U.S. Government Securities Treasury Constant Maturities. Expected volatility is based on the historical daily volatility of the Company's common stock. The expected life is determined using the short-cut method permitted under Staff Accounting Bulletin no. 107, *Share-Based Payment*. The expected dividend yield is zero because the Company currently does not pay or expect to pay dividends to stockholders. The following are the weighted average assumptions used during the years ended December 31, 2006 and 2005:

| | **2006** | **2005** |
|---|---|---|
| Expected life in years | **3.02** | 3.78 |
| Risk-free interest rate | **4.73%** | 4.17% |
| Volatility | **40.96%** | 69.95% |
| Expected dividend yield | **-** | - |

## NOTE 10 – STOCK COMPENSATION PLANS *(CONTINUED)*

A summary of all option activity follows:

| | Options Outstanding | |
|---|---|---|
| | Options | Weighted Average Exercise Price |
| Balance, December 31, 2004 | 1,626,667 | $ .048 |
| Granted and assumed | 490,000 | .030 |
| Forfeited | (50,000) | .025 |
| Balance, December 31, 2005 | 2,066,667 | $ .045 |
| Granted and assumed | 420,000 | .047 |
| Forfeited | (70,000) | .051 |
| Balance, December 31, 2006 | 2,416,667 | $ .045 |

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2006:

| | Exercise Price | Options Outstanding | Weighted Average Remaining Contractual Life (Years) | Options Exercisable |
|---|---|---|---|---|
| | $.025 | 690,000 | 2.5 | 690,000 |
| | $.030 | 560,000 | 2.5 | 303,333 |
| | $.040 | 250,000 | 2.5 | 130,000 |
| | $.045 | 20,000 | 2.5 | 20,000 |
| | $.070 | 796,667 | 2.5 | 796,667 |
| | $.090 | 100,000 | 2.5 | 100,000 |
| Total | | 2,416,667 | | 2,040,000 |
| Weighted Average Exercise Price | | $ .045 | | $ .048 |

## NOTE 11 – CORPORATE INCOME TAXES

The provisions for income tax expense (benefit) from continuing operations consist of the following components:

| | 2006 | 2005 |
|---|---|---|
| **Current** | | |
| Federal | $ - | $ - |
| State | - | - |
| | - | - |
| **Deferred** | | |
| Federal | **(616,281)** | (425,686) |
| State | **(155,976)** | (117,427) |
| | **(772,257)** | (543,113) |
| Valuation allowance increase | **772,257** | 543,113 |
| | - | - |
| | **$ -** | $ - |

## NOTE 11 – CORPORATE INCOME TAXES *(CONTINUED)*

The categories of temporary differences that give rise to deferred tax assets and liabilities are as follows:

| | Federal | | State | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| **Deferred Tax Assets:** | | | | |
| Net operating loss carryforward | **$ 1,511,474** | $ 988,209 | **$ 341,895** | $ 211,547 |
| Accrued interest - stockholder | **34,571** | - | **10,056** | - |
| Deferred revenue | **47,351** | - | **13,774** | - |
| Allowance for bad debts | **889** | 24,827 | **259** | 7,554 |
| **Gross Deferred Tax Asset** | **1,594,285** | 1,013,036 | **365,984** | 219,101 |
| **Deferred Tax Liabilities:** | | | | |
| Property and equipment, principally due to differences in depreciation | **(39,856)** | (21,846) | **(11,594)** | (6,647) |
| **Net Deferred Tax Asset Before Valuation Allowance** | **1,554,429** | 991,190 | **354,390** | 212,454 |
| Valuation allowance | **(1,554,429)** | (991,190) | **(354,390)** | (212,454) |
| **Net Deferred Tax Asset** | **$ -** | $ - | **$ -** | $ - |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carryforwards are available. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2006 and 2005. Inherent uncertainty regarding the creation and development of a market for the Company's developing TVTN (TelVue Virtual Television Networks) product and service has prevented the Company from reaching the "more likely than not" conclusion required under the applicable literature to recognize deferred tax assets on its balance sheet at December 31, 2006 and 2005.

The Company has a net operating loss carryforward for Federal income tax purposes of approximately $4,600,000 on a tax-reporting basis. The carryforward will begin to expire in 2010, if not utilized.

The reconciliation of reported income tax expense to the amount of income tax expense that would result from applying the U.S. Federal income tax rate of 34% to pretax income is as follows:

| | **2006** | **2005** |
|---|---|---|
| Federal income tax at statutory rates | **$ (623,735)** | $ (431,141) |
| State income tax, net of federal benefit | **(165,106)** | (117,242) |
| Valuation allowance | **772,257** | 543,114 |
| Other | **16,584** | 5,269 |
| | **$ -** | $ - |

## NOTE 12 - PENSION PLAN

Effective March 1, 2006, the Company has a 401(k) plan available to all employees who have completed 90 days of service and are at least 21 years old. Employees may contribute to the plan, subject to IRS limitations. Prior to March 1, 2006, the Company maintained a Salary Reduction Simplified Employee Pension ("SARSEP") plan under section 408(k) of the Internal Revenue Code for all eligible employees. Employees were eligible to participate if they were at least 21 years old and had been employed by the Company for at least 90 days. Under the plan, employees could defer up to 12.5% of their salary, subject to Internal Revenue Service limits. The Company matched fifty percent (50%) of 2006 and 2005 contributions by participating eligible employees up to five percent (5%) of their salary, for a maximum matching contribution of 2.5% of salary. The Company's contributions for 2006 and 2005 amounted to $30,111 and $23,001, respectively, in its continuing operations.

## NOTE 13 – RELATED PARTY TRANSACTIONS

The Company has two unsecured lines of credit and note payable to the majority stockholder. (See Notes 6 and 7).

## NOTE 14 – SEGMENT INFORMATION

Based on the criteria set forth in SFAS No. 131 *"Disclosures about Segments of an Enterprise and Related Information"*, the Company operates two business segments. One segment is a marketing and service division, which sells automatic number identification ("ANI") telecommunications services to the cable television industry. The other business segment is a system for displaying a fully automated television station-like display on a cable access channel using computer based digital technology ("TVTN"). The segments' accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information from continuing operations by reporting segment as of and for each of the years ended December 31, 2006 and 2005, is as follows:

| **Year Ended December 31, 2006** | **ANI Services** | **TVTN Services** | **Total** |
|---|---|---|---|
| Revenues | **$ 1,571,715** | **$ 517,682** | **$ 2,089,397** |
| Depreciation and amortization | **24,788** | **207,977** | **232,765** |
| Operating income (loss) | **763,028** | **(2,512,337)** | **(1,749,309)** |
| Assets | **1,010,282** | **941,964** | **1,952,246** |
| Capital expenditures | **-** | **552,687** | **552,687** |
| **Year Ended December 31, 2005** | | | |
| Revenues | $ 2,103,941 | $ 140,802 | $ 2,244,743 |
| Depreciation and amortization | 68,220 | 100,842 | 169,062 |
| Operating income (loss) | 517,883 | (1,740,260) | (1,222,377) |
| Assets | 474,123 | 641,605 | 1,115,728 |
| Capital expenditures | 20,416 | 472,513 | 492,929 |

## NOTE 15 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

***Cash and Cash Equivalents, Receivables, Accounts Payable, Accrued Expenses and Notes Payable***

The carrying amount approximates fair market value because of the short maturity of those instruments

## NOTE 16 – SUBSEQUENT EVENT

On March 12, 2007, the Company acquired all of the issued and outstanding stock of Princeton Server Group ("PSG") for a purchase price of $6.1 million in cash plus the forgiveness of the note described in Note 4. The acquisition was funded by borrowings under a line of credit agreement with the majority stockholder, described in Note 6, for total consideration of $6.5 million.

END